UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

MANN+HUMMEL Partners with Sierra Wireless to Provide Predictive Maintenance in Industrial and Agricultural Vehicle Fleets

MANN+HUMMEL Senzit predictive maintenance platform provides real-time reporting to reduce equipment damage and repair costs, enabled by Sierra Wireless Smart SIM and AirVantage® IoT Platform

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 22, 2019--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that MANN+HUMMEL, a leading global expert for filtration solutions, has selected Sierra Wireless’ Smart SIMs and AirVantage® IoT Platform to connect and manage global deployments of Senzit, the company’s new predictive maintenance platform developed to increase uptime for industrial and agricultural fleets.

The buildup of dust in a vehicle engine’s air filter can cause massive damage and lead to expensive repairs or replacements. With the cost of an engine replacement often exceeding $100,000 for industrial and agricultural vehicles, monitoring air filters and engine health is critical to operations.

MANN+HUMMEL’s Senzit solution uses IoT connectivity services from Sierra Wireless to ensure fleet managers have full visibility into their fleet’s dust load, engine hours and equipment location. With Senzit’s real-time monitoring capabilities, fleet managers can schedule maintenance only when vehicles require it, avoid unnecessary downtime due to engine damage and accurately track a vehicle’s operating hours and location – all through a mobile app and web portal.

“Our customers rely on Senzit to provide up-to-date, accurate information about their vehicle’s dust load and remaining filter lifetime,” said Charles Vaillant, chief technology officer, MANN+HUMMEL. “By working with Sierra Wireless to add IoT connectivity to our solution, we’re helping fleet managers reduce downtime and save as much as $4,200 per machine, per year. Our customers have an average fleet size of 150-200 vehicles, creating significant savings that they can reinvest in their business.”

To connect and manage their solution, MANN+HUMMEL chose Sierra Wireless’ Smart SIMs and AirVantage IoT Platform. The Smart SIM’s global coverage and remote operator provisioning capabilities allow MANN+HUMMEL to quickly and easily deploy their predictive maintenance platform worldwide, without changing the device’s SIM card. With intelligent network selection and resilience to outages, Smart SIMs ensure that Senzit stays online and fleet operators stay connected. To manage all subscriptions and connectivity through a single pane of glass, the SIMs are integrated with the AirVantage IoT Platform. The platform’s management interface with customizable alerts enables MANN+HUMMEL’s customers to increase uptime and reduce waste with real-time machine data.

“MANN+HUMMEL needed an IoT partner that could help them integrate, scale and manage reliable global connectivity,” said Marc Overton, senior vice president and GM of IoT Services, Sierra Wireless. “Our solution connects their devices in the field and delivers actionable insights to a cloud platform, ensuring that MANN+HUMMEL can offer a responsive, easy-to-use predictive maintenance platform to improve their customers’ bottom lines.”

For more information about the Sierra Wireless AirVantage IoT Platform, SIMs and Connectivity Services visit: http://www.sierrawireless.com/products-and-solutions/sims-connectivity-and-cloud-services/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and "AirVantage" are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
+1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
+1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 22, 2019